SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of October, 2004

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  October 29, 2004           By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A., CFO,
                                     Secretary, Vice President
                                     Administration

2004 THIRD QUARTERLY REPORT
INTERTAPE POLYMER GROUP (TM)
(LOGO)

October 29, 2004

This Management's Discussion and Analysis ("MD&A") supplements the consolidated financial statements and related notes for the three months and six months ended September 30, 2004. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and is expressed in US dollars.

OVERVIEW

During the third quarter of 2004, Intertape Polymer Group Inc. ("the Company" or "IPG") completed a refinancing of virtually all of its bank indebtedness and long-term debt. The refinancing will benefit the Company through lower interest costs of approximately $7.0 million annually, increased working capital flexibility and a schedule of principal repayments that provides greater opportunity for reinvestment in the business over the next several years. Scheduled principal payments over the next 18 months have been reduced from $84.0 million to $3.0 million due to the refinancing.

The Company achieved an 11.2% increase in sales for the three months ended September 30, 2004 as compared to the corresponding period in 2003. Sales increased 3.3% for the three months ended September 30, 2004 compared to the three months ended June 30, 2004.

Pretax earnings for the third quarter of 2004, excluding the $30.4 million in refinancing cost, were $6.5 million compared to $5.6 million for the third quarter of 2003, a 17.4% increase. The $6.5 million is also an improvement over the $6.3 million in pretax earnings for the second quarter of 2004.

The refinancing cost of $30.4 million had a related tax benefit of $10.6 million. The resulting after tax cost of the refinancing was $19.9 million. Net earnings for the three months ended September 30, 2004, excluding the after tax cost of the refinancing, were $5.6 million or $0.14 per share, both basic and diluted. This compares to net earnings for the third quarter of 2003 of $6.2 million or $0.18 per share, both basic and diluted. The third quarter of 2003 includes a tax benefit of $0.6 million due to adjustments in the Company's effective income tax rate for that year. The earnings per share for the second quarter of 2004 were also $0.14 per share, both basic and diluted.

Including the after tax cost of the refinancing, the Company reported a net loss for the third quarter of 2004 of $14.3 million, or $0.35 per share both basic and diluted.

Earnings, excluding the cost of the refinancing, were essentially flat between the second quarter of 2004 and the third quarter of 2004 with lower gross profit and higher selling, general and administrative expenses offset by substantially lower financial expenses. The Company has already begun to realize the benefits of the refinancing.

Gross margin and gross profit both declined during the three months ended September 30, 2004 compared to the three months ended June 30, 2004. Gross margin also declined in the third quarter of 2004 compared to the third quarter of 2003 however, gross profits improved.

The Company has experienced rising raw material costs throughout 2004. However, the Company did not begin to achieve meaningful price increases until the second quarter of 2004 due to competitive pressures and the time lag between incurring raw material cost increases and passing the increases on to customers in the form of higher sales prices. The Company has been able to continue achieving price increases in the marketplace at levels sufficient to offset the material cost increases experienced in the second and third quarter. The Company expects raw material costs to continue to increase in the fourth quarter. The Company anticipates being able to continue increasing sales prices at levels sufficient to recover higher raw material costs and may begin restoring gross margins, but no assurance can be provided that the marketplace will accept additional sales price increases timed to match the expected raw material cost increases. Gross margin declines between the second and third quarters of 2004 and between the third quarter of 2003 and the third quarter of 2004 reflect the fact that the Company's 2004 sales price increases to date are primarily offsetting raw material cost increases, but not yet providing incremental gross profit on the increased sales.

Except as discussed above and under the caption "Gross Profit and Gross Margin" below, general economic and industrial factors during the first nine months of 2004 were, in management's view, substantially unchanged from December 31, 2003.

Also, in management's view, there are no general seasonal aspects of the Company's business that affect its financial condition or results.

RECENT DEVELOPMENTS

REFINANCING

On July 28, 2004, the Company completed the offering of $125.0 million of senior subordinated notes. On August 4, 2004 the Company borrowed the $200.0 million term loan portion of a new $275.0 million senior secured credit facility. The Company has not drawn on the $75.0 million revolving credit facility except to issue $3.2 million in letters of credit.

The proceeds from the refinancing were used to repay the existing bank credit facility, redeem all three series of existing senior secured notes, pay related make-whole premiums, accrued interest and transaction fees and provide cash for working capital purposes.

The Company recorded a one-time pretax charge of approximately $30.4 million ($19.9 million net of related tax benefits) associated with the refinancing transaction.

See Note 9 to the accompanying consolidated financial statements for further discussion of the refinancing.

PLANT CLOSURE

On October 5, 2004, the Company announced that it will be closing its Cumming, Georgia facility by January 2005. The Company believes that the closure will provide annual cost savings of approximately $2.0 million and will result in a one-time charge in the fourth quarter of 2004 of approximately $2.9 million, of which approximately $0.7 million is non-cash.

RESULTS OF OPERATIONS

SALES

Sales for the third quarter of 2004 were $177.7 million, an increase of 11.2% over the third quarter of 2003 sales of $159.8 million. The increase includes revenues associated with the February 2004 acquisition of the duct and masking tape operations of tesa tape. Selling prices in the third quarter of 2004 were also approximately 3.5% higher than the third quarter of 2003.

Sales for the first nine months of 2004 were $511.7 million compared to $463.6 million for the same period in 2003, a 10.4% increase. The increase is attributable to the tesa tape acquisition discussed above, the incremental sales associated with acquiring the remaining 50% interest in the Company's Portuguese joint venture in late June 2003, as well as higher overall selling prices and sales volumes in 2004 compared to 2003.

Including the revenues associated with the above acquisitions, the Company believes that it can achieve 10% annual sales growth for calendar 2004.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the third quarter of 2004 totaled $37.2 million and the gross margin was 20.9%, as compared to gross profit of $36.3 million for the third quarter of 2003 and a gross margin of 22.7%.

Sales price increases for the third quarter of 2004 slightly exceeded new raw material cost increases for the third quarter but did not provide meaningful additional gross profits. The lower gross margin of 20.9% for the third quarter of 2004 compared to the second quarter gross margin of 22.0% highlights the challenge in a rising cost environment of timing sales price increases to not only recover increasing costs but also recover additional gross profit dollars in order to maintain gross margins.

The 2004 third quarter gross margin is also lower than the 22.7% gross margin experienced in the third quarter of 2003 due to the same challenge of raising sales prices fast enough to recover rising raw material costs and generate incremental gross profit dollars.

Gross profit for the nine months ended September 30, 2004 totaled $107.1 million and the gross margin was 20.9%. Gross profit for the nine months ended September 30, 2003 totaled $104.2 million at a gross margin of 22.5%.

The margin decline in the first nine months of 2004 as compared to the first nine months of 2003 was due to several factors including raw material cost increases throughout the first three quarters of 2004, the timing delay in passing these raw material cost increases through to customers through sales price increases, first quarter of 2004 production interruptions at the Truro, Nova Scotia manufacturing facility and higher than anticipated integration costs at the Columbia facility related to the acquired duct and masking tape operations of tesa tape.

SELLING, GENERAL AND ADMINSTRATIVE EXPENSES

Selling, general and administrative expenses were $23.3 million for the third quarter of 2004 (13.1% of sales), compared to $22.3 million for the third quarter of 2003 (13.9% of sales). The increase in expense reflects the increase in selling expenses attributable to the accounts acquired in the tesa tape acquisition.

The selling, general and administrative expenses for the nine months ended September 30, 2004 totaled $68.4 million (13.4% of sales) compared to $65.1 million for the nine months ended September 30, 2003 (14.0% of sales). The 2004 increase is the result of the additional costs arising from the tesa tape and Portuguese joint venture acquisitions discussed previously.

OPERATING PROFIT

Operating profit is not a financial measure under GAAP in Canada or the United States. The Company's management uses operating profit to measure and evaluate the profit contributions of the Company's product offerings as well as the profit contribution by channel of distribution.

Operating profit (defined as gross profit less selling, general and administrative expenses and stock-based compensation expense) was $13.6 million for the third quarter of 2004, compared to $14.0 million for the third quarter of 2003. The 3.2% decrease in the third quarter of 2004 compared to the corresponding amount in 2003 was the result of the higher selling, general and administrative expenses in 2004, including stock-based compensation expense, which was an expense that was not reported in the first nine months of 2003 (see Changes In Accounting Policies).

Operating profit for the nine months ended September 30, 2004 totaled $38.0 million compared to $39.1 million for the nine months ended September 30, 2003. Gross profit increased by $3.0 million for the first nine months of 2004 compared to the first nine months of 2003. The selling, general and administrative expenses for the first nine months of 2004 increased by $3.4 million over the amounts for the first nine months of 2003. Additionally, operating profits for the first nine months of 2004 reflected $0.7 million of stock-based compensation expense due to the change in accounting policy adopted by the Company in the fourth quarter of 2003.

FINANCIAL EXPENSES

Financial expenses for the third quarter of 2004 were $5.9 million, excluding the $30.4 million cost of the refinancing. This compares to $7.4 million in the third quarter of 2003. Financial expenses for the nine months ended September 30, 2004 totaled $20.0 million excluding the cost of the refinancing compared to $22.9 million for the nine months ended September 30, 2003.

The nine month period to period decrease in financial expenses is the result of substantial debt repayments in the second and third quarters of 2003 as well as the interest savings attributable to the refinancing. The common stock issuance in late September 2003 allowed the Company to repay $40.8 million in debt at the end of the third quarter of 2003.

The $5.9 million of financial expenses in the third quarter of 2004, excluding the cost of the refinancing, is a decrease from $7.2 million of financial expenses in the second quarter of 2004. The decrease is the result of the interest savings attributable to the refinancing as well as foreign exchange losses incurred in the second quarter.

EBITDA

A reconciliation of the Company's EBITDA, a non-GAAP financial measure, to GAAP net earnings is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash from operating activities as determined by generally accepted accounting principles.

The Company defines EBITDA as net income before (i) income taxes; (ii) financial expense, net of amortization of intangibles and capitalized software costs; (iii) refinancing expense and (iv) depreciation. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities or as an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because management believes that it provides investors with useful information regarding our financial condition and results of operations.

We also present EBITDA because it is used in the indenture governing our senior subordinated notes to determine whether we may incur additional indebtedness. Our new senior secured credit facility also contains covenants that utilize EBITDA in connection with certain financial ratios.


EBITDA Reconciliation to Net Earnings
(in millions of US dollars)

                                   Three Months      Nine Months
Periods ended September 30,        2004    2003     2004    2003
_____________________________    ______   _____    _____   _____
                                      $       $        $       $
Net Earnings (loss)               (14.3)    6.2     (6.3)   13.0
Add back:
Financial expenses,
 net of amortization                5.7     7.3     19.0    21.6
Refinancing expense                30.4             30.4
Income taxes (recovery)            (9.7)   (0.6)    (9.3)    0.1
Depreciation and amortization       7.5     8.2     22.1    21.6
                                 ______   _____    _____   _____
EBITDA                             19.6    21.1     55.9    56.3
                                 ______   _____    _____   _____
                                 ______   _____    _____   _____


NET EARNINGS

Net earnings (loss) for the third quarter of 2004 were $(14.3) million or $(0.35) per share, both basic and diluted, compared to net earnings of $6.2 million or $0.18 per share, both basic and diluted for the third quarter of 2003. Excluding the net of tax effect of the refinancing of $19.9 million, earnings for the third quarter of 2004 were $5.6 million or $0.14 per share, both basic and diluted.

Net earnings (loss) for the nine months ended September 30, 2004 were $(6.3) million or $(0.15) per share, both basic and diluted, compared to net earnings for the nine months ended September 30, 2003 of $13.0 million or $0.38 per share, both basic and diluted. Excluding the after tax cost of the refinancing of $19.9 million, net earnings for the nine months ended September 30, 2004 were $13.5 million or $0.33 per share, both basic and diluted.

There was a substantial increase in the weighted average number of basic and diluted common shares outstanding at September 30, 2004 as compared to September 30, 2003 due to the public offering of 5,750,000 common shares in late September 2003.

FINANCIAL POSITION

Trade receivables increased $17.1 million between December 31, 2003 and September 30, 2004. The increase is primarily due to the higher level of sales for the three months ended September 30, 2004 compared to the three months ended December 31, 2003. Other receivables increased during the third quarter of 2004 due to tax refunds expected as a result of the refinancing. Inventories have increased $8.5 million between December
31, 2003 and September 30, 2004 in part to accommodate the requirements of the customer accounts obtained in the tesa tape acquisition. Inventories have also increased due to the effect of higher cost of raw materials increasing inventory valuations and because the Company continues to pre-buy selected raw materials in advance of price increases announced by suppliers.

Current liabilities decreased by $28.7 million between December 31, 2003 and September 30, 2004. As explained in Note 9 to the accompanying consolidated financial statements, most of the Company's bank indebtedness and long-term debt was refinanced during the three months ended September 30, 2004, resulting in most of the indebtedness originally due in 2004 now maturing in later years.

Long-term debt at September 30, 2004 was $332.5 million compared to long-term debt of $235.1 million at December 31, 2003. This $97.4 million increase resulted from additional net borrowings of approximately $42.4 million as part of the refinancing transaction in the third quarter of 2004, the recording of the Danville regional distribution center as capital lease of $7.2 million in the first quarter of 2004 and bank indebtedness increases during the first six months of 2004 of approximately $20.6 million to fund working capital needs and capital expenditures. The remaining increase was bank indebtedness and current portions of long-term debt reported as current liabilities at December 31, 2003 that have been rescheduled as long-term debt as explained above.

The consolidated balance sheet at September 30, 2003 is included in the accompanying consolidated financial statements for additional information.

Property, plant and equipment, net of accumulated depreciation and amortization, increased by $2.1 million between December 31, 2003 and September 30, 2004 due to $13.5 million of capital expenditures and $7.2 million associated with the capital lease described in "Liquidity and Capital Resources" below. Goodwill increased $4.0 million during the first quarter of 2004 due to the tesa tape acquisition.

OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

The Company maintains no off-balance sheet arrangements and is not a party to any related party transactions.

LIQUIDITY AND CAPITAL RESOURCES

Cash from (required for) operations before changes in non-cash working capital items was $(4.9) million and $17.5 million, respectively, for the three and nine months ended September 30, 2004 compared to $12.5 million and $33.4 million for the three and nine months ended September 30, 2003. Changes in non-cash working capital items required $6.6 million and $23.3 million respectively, in cash flows for the three months and nine months ended September 30, 2004 compared to providing (requiring) $7.7 million and $(2.2) million, respectively in cash during the same periods in 2003.

Included in the 2004 cash flows from operations before changes in working capital items is the payment of a $21.9 million make-whole payment to the holders of the notes that were refinanced in the third quarter. Excluding the make-whole payment and related current tax benefit of approximately $3.9 million, cash flows from operations before changes in working capital items for the three and nine months ended September 30, 2004 would have been $13.1 million and $35.5 million.

Cash flows used in investing activities was $14.4 million and $30.9 million respectively, in the three months and nine months ended September 30, 2004 compared to $10.9 million and $16.6 million respectively in the three months and nine months ended September 30, 2003. The increase in cash required for investing activities in 2004 was due to increased capital spending, the debt issuance costs associated with the third quarter refinancing and the $5.5 million used to acquire the duct and masking tape operations of tesa tape. The third quarter of 2003 includes $6.0 million of contingent consideration arising from the acquisition of certain assets of Olympian Tape Sales, Inc. d/b/a United Tape Company.

The Company increased cash flows from financing activities during the three months and nine months ended September 30, 2004 by $42.8 million and $64.3 million to fund the costs of the debt refinancing and the additional investments in receivables and inventories made since December 31, 2003. Total cash flows from financing activities decreased for the three months ended September 30, 2003 by $6.5 million as $49.0 million of long-term debt was repaid in part from cash flows from operations but principally from $42.5 million received by the Company in its late September 2003 common stock issuance. For the nine months ended September 30, 2003 the Company used $12.5 million in cash flows to reduce debt.

In 2003, the Company entered into a twenty-year capital lease for the new Regional Distribution Center in Danville, Virginia. The lease commenced in January 2004. This non-cash transaction was valued at $7.2 million and is reflected in the September 30, 2004 consolidated balance sheet as an increase in property, plant and equipment and long-term debt.

CREDIT FACILITIES

The Company maintains a $75.0 million revolving line of credit facility. When added with the Company's cash on-hand and cash equivalents, cash and available credit totaled $99.7 million at September 30, 2004 compared to $32.6 million at December 31, 2003.

CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the Company's foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.


CHANGES IN ACCOUNTING POLICIES

STOCK BASED COMPENSATION EXPENSE

In the fourth quarter of 2003, the Company adopted the fair value-based approach of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments." The Company adopted the new accounting rules effective
January 1, 2003 on a prospective basis for options granted for years beginning in 2003. The three months and nine months ended September 30, 2004 include approximately $0.3 million and $0.7 million respectively of stock-based compensation expense, compared to none in the corresponding periods of 2003.

EMPLOYEE FUTURE BENEFITS

In March 2004, the CICA amended the CICA Handbook Section 3461, Employee Future Benefits. Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for fiscal years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. The Company adopted the new interim disclosure requirements of Section 3461 and provided additional interim period disclosures of the defined benefit pension plans and other employee future benefit plans in Note 5.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the end of this MD&A.

ADDITIONAL INFORMATION

Additional information relating to IPG, including its Annual Information Form is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the U.S.

FORWARD-LOOKING STATEMENTS

Certain statements and information set forth in this report, including statements regarding the business and anticipated financial performance of the Company, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. You should not place undue reliance on these statements. Forward-looking statements include information concerning possible or assumed future results of operations, capital expenditures, the outcome of pending legal proceedings and claims, goals and objectives for future operations, including descriptions of our business strategies and purchase commitments from customers, among other things. These statements are typically identified by words such as "believe," "anticipate," "expect," "plan," "intend," "estimate" and similar expressions. The Company bases these statements on particular assumptions that it has made in light of its industry experience, as well as its perception of historical trends, current conditions, expected future developments and other factors that it believes are appropriate under circumstances. As you read and consider the information in this report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions.

Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect the Company's actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. These factors include, among other things:

-	The Company's significant indebtedness and ability to incur
        substantially more debt;

-	Restrictions and limitations contained in the agreements governing our debt;

-	The Company's substantial leverage and ability to generate
        sufficient cash to service our debt;

-	The Company's ability to refinance its indebtedness on acceptable terms as it comes due and the impact of floating interest rates on the Company's debt service costs;

-	The limited sources available to fund the Company's ongoing
        operations;

-	Increases in the cost of the Company's principal raw materials;

-	Availability of raw materials;

-	The effects of acquisitions the Company might make;

-	The timing and market acceptances of the Company's new products;

-	The Company's ability to achieve anticipated cost savings from the
        Company's corporate initiatives;

-	Competition in the industry and markets in which the Company operates;

-	The Company's ability to comply with applicable environmental laws;

-	Potential litigation relating to the Company's intellectual property rights;

-	The loss of, or deterioration of our relationship with, any
        significant customers;

-	Changes in operating expenses or the need for additional capital expenditures;

-	Changes in the Company's strategy; and

-	General economic conditions.

In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by forward-looking statements contained in this report will in fact transpire.

Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on the Company's forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including any sales outlook.

Intertape Polymer Group Inc.
Conslidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)



                              ------------  -----------    -------------  -------------
                             September 30,     June 30,        March 31,   December 31,
                                      2004         2004             2004           2003
                              ------------  -----------    -------------  -------------
                                         $            $                $            $
Sales                              177,671      171,934          162,100      157,682
Cost of sales                      140,480      134,097          129,986      122,975
                              ------------  -----------    -------------  -----------
Gross profit                        37,191       37,837           32,114       34,707
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           23,327       22,793           22,307       24,843
Stock-based compensation expense       270          351               70          130
Impairment of goodwill
Research and development             1,121        1,153              962          212
Financial expenses                   5,948        7,235            6,768        5,587
Refinancing expense                 30,444         -                 -            -
Manufacturing facility closure
  costs                                -           -                 -          3,005
                              ------------  -----------    -------------  -----------
                                    61,110       31,532           30,107       33,777
                              ------------  -----------    -------------  -----------
Earnings (loss) before income
 taxes                             (23,919)       6,305            2,007          930
Income taxes (recovery)             (9,664)         654             (284)      (4,244)
                              ------------  -----------    -------------  -----------
Net earnings (loss)                (14,255)       5,651            2,291        5,174
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings (loss) per share
Cdn GAAP - Basic - US $              (0.35)        0.14             0.06         0.13
Cdn GAAP - Diluted - US $            (0.35)        0.14             0.06         0.13
US GAAP - Basic - US $               (0.35)        0.14             0.06         0.13
US GAAP - Diluted - US $             (0.35)        0.14             0.06         0.13


Weighted average number of
shares outstanding

Cdn GAAP - Basic                41,285,161   41,215,111       40,971,739   40,870,426
Cdn GAAP - Diluted              41,285,161   41,396,403       41,528,581   41,225,776
U.S. GAAP - Basic               41,285,161   41,215,111       40,971,739   40,870,426
U.S. GAAP - Diluted             41,285,161   41,396,403       41,528,581   41,225,776




                              ------------  -----------    -------------  -------------
                              September 30,    June 30,        March 31,   December 31,
                                      2003         2003             2003           2002
                              ------------  -----------    -------------  -------------
                                         $            $                $            $
Sales                              159,798      150,249          153,592      151,261
Cost of sales                      123,489      116,166          119,793      121,764
                              ------------  -----------    -------------  -----------
Gross profit                        36,309       34,083           33,799       29,497
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           22,264       20,830           21,982       23,462
Stock-based compensation expense
Impairment of goodwill                                                         70,000
Research and development             1,080        1,086              894          480
Financial expenses                   7,409        7,825            7,700        7,621
Refinancing expense                    -           -                 -            -
Manufacturing facility closure
  costs                                -           -                 -            -
                              ------------  -----------    -------------  -----------
                                    30,753       29,741           30,576      101,563
                              ------------  -----------    -------------  -----------
Earnings (loss) before income
 taxes                               5,556        4,342            3,223      (72,066)
Income taxes (recovery)               (643)         439              322      (13,292)
                              ------------  -----------    -------------  -----------
Net earnings (loss)                  6,199        3,903            2,901      (58,774)
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings (loss) per share
Cdn GAAP - Basic - US $               0.18         0.12             0.09        (1.74)
Cdn GAAP - Diluted - US $             0.18         0.12             0.09        (1.74)
US GAAP - Basic - US $                0.18         0.12             0.09        (1.74)
US GAAP - Diluted - US $              0.18         0.12             0.09        (1.74)


Weighted average number of
shares outstanding

Cdn GAAP - Basic                35,302,174   33,832,527       33,821,074   33,821,074
Cdn GAAP - Diluted              35,397,800   33,912,232       33,821,497   33,821,074
U.S. GAAP - Basic               35,302,174   33,832,527       33,821,074   33,821,074
U.S. GAAP - Diluted             35,397,800   33,912,232       33,821,497   33,821,074




Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

                              -------------------------------------------------------
                                     Three months                   Nine months
                              ------------  -----------    -------------  -----------
                                      2004         2003             2004         2003
                              ------------  -----------    -------------  -----------
                                         $            $                $            $
Sales                              177,671      159,798          511,705      463,639
Cost of sales                      140,480      123,489          404,563      359,448
                              ------------  -----------    -------------  -----------
Gross profit                        37,191       36,309          107,142      104,191
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           23,327       22,264           68,427       65,076
Stock-based compensation expense       270                           691
Research and development             1,121        1,080            3,236        3,060
Financial expenses                   5,948        7,409           19,951       22,934
Refinancing expense                 30,444                        30,444
                              ------------  -----------    -------------  -----------
                                    61,110       30,753          122,749       91,070
                              ------------  -----------    -------------  -----------
Earnings (loss) before
  income taxes                     (23,919)       5,556          (15,607)      13,121
Income taxes (recovery)             (9,664)       (643)           (9,294)         118
                              ------------  -----------    -------------  -----------
Net earnings (loss)                (14,255)       6,199           (6,313)      13,003
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings (loss) per share
  Basic                              (0.35)        0.18            (0.15)        0.38
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------
  Diluted                            (0.35)        0.18            (0.15)        0.38
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------


Consolidated Retained Earnings
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

                              -------------------------------------------------------
                                    Three months                    Nine months
                              -------------------------    -------------  -----------
                                      2004         2003             2004         2003
                              ------------  -----------    -------------  -----------
                                         $            $                $            $

Balance, beginning of period        76,233       56,918           68,291       50,114
Net earnings (loss)                (14,255)       6,199           (6,313)      13,003
                              ------------  -----------    -------------  -----------
Balance, end of period              61,978       63,117           61,978       63,117
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

The accompanying notes are an integral part of the consolidated financial statements.




Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)


                             September 30, September 30,  December 31,
                                     2004         2003          2003
                               (Unaudited)  (Unaudited)     (Audited)
                                 ________    _________      ________
                                        $            $             $
ASSETS
Current assets
  Cash                             27,868
  Trade receivables,
   net of allowance for
   doubtful accounts of $3,959
   ($3,274 in September 2003,
   $3,911 in December 2003)       106,436       97,034        89,297
  Other receivables                12,764       10,155        11,852
  Inventories                      78,451       67,128        69,956
  Parts and supplies               13,641       13,046        13,153
  Prepaid expenses                  4,013        5,917         7,924
  Future income tax                 2,682        2,397         2,682
                                 ________    _________      ________
                                  245,855      195,677       194,864
Property, plant and equipment     356,680      355,297       354,627
Other assets                       15,341       12,137        12,886
Future income taxes                11,593                      3,812
Goodwill                          177,780      172,007       173,056
                                 ________    _________      ________
                                  807,249      735,118       739,245
                                 ________    _________      ________
                                 ________    _________      ________
LIABILITIES
Current liabilities
  Bank indebtedness                   179       18,376        13,944
  Accounts payable and
   accrued liabilities             94,591       92,739        95,270
  Instalments on long-term debt     2,700       16,886        16,925
                                 ________    _________      ________
                                   97,470      128,001       126,139
Long-term debt                    332,539      234,353       235,066
Other liabilities                     530        3,530           530
Future income taxes                              2,623
                                 ________    _________      ________
                                  430,539      368,507       361,735
                                _________     ________       _______
SHAREHOLDERS' EQUITY
Capital stock and share
 purchase warrants                289,538      289,367       286,841
Contributed surplus                 3,971                      3,150
Retained earnings                  61,978       63,117        68,291
Accumulated currency
 translation adjustments           21,223       14,127        19,228
                                 ________    _________      ________
                                  376,710      366,611       377,510
                                 ________    _________      ________
                                  807,249      735,118       739,245
                                 ________    _________      ________
                                 ________    _________      ________

The accompanying notes are an integral part of the consolidated financial statements.


Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

                              -------------------------------------------------------
                                    Three months                    Nine months
                              -------------------------    -------------  -----------
                                      2004         2003             2004         2003
                              ------------  -----------    -------------  -----------
                                         $            $                $            $


OPERATING ACTIVITIES
Net earnings (loss)                (14,255)       6,199           (6,313)      13,003
Non-cash items
  Depreciation and amortization      7,482        8,226           22,119       21,589
  Write-off of deferred debt
    issue expenses                   8,482                         8,482
  Stock-based compensation expense     270                           691
  Future income taxes               (6,879)      (1,926)          (7,465)      (1,166)
                              ------------  -----------    -------------  -----------
Cash flow from operations
 before changes in non-cash
 working capital items              (4,900)      12,499           17,514       33,426
                              ------------  -----------    -------------  -----------
Changes in non-cash working
capital items
  Trade receivables                 (4,599)      (6,635)         (16,847)      (9,357)
  Other receivables                 (1,351)         (70)            (864)          46
  Inventories                       (4,125)       5,029           (8,003)      (3,118)
  Parts and supplies                  (340)        (545)            (488)        (669)
  Prepaid expenses                   1,772          212            3,912        2,057
  Accounts payable and accrued
   liabilities                       2,007        9,667             (990)       8,859
                              ------------  -----------    -------------  -----------
                                    (6,636)       7,658          (23,280)      (2,182)
                              ------------  -----------    -------------  -----------
Cash flows from operating
  activities                       (11,536)      20,157           (5,766)      31,244
                              ------------  -----------    -------------  -----------
INVESTING ACTIVITIES
Property, plant and equipment       (3,664)      (4,620)         (13,539)      (9,700)
Business acquisition                                              (5,500)
Goodwill                                58       (6,217)             -         (6,217)
Other assets                       (10,786)         (75)         (11,850)        (683)
                              ------------  -----------    -------------  -----------
Cash flows from investing
 activities                        (14,392)     (10,912)         (30,889)     (16,600)
                              ------------  -----------    -------------  -----------
FINANCING ACTIVITIES
Net change in bank indebtedness    (34,509)      (5,762)         (13,669)       9,413
Issue of long-term debt            325,000                       325,787
Repayment of long-term debt       (248,051)     (43,212)        (250,528)     (64,329)
Issue of common shares                 319       42,457            2,697       42,457
                              ------------  -----------    -------------  -----------
Cash flows from financing
  activities                        42,759       (6,517)          64,287      (12,459)
                              ------------  -----------    -------------  -----------
Net increase in cash position       16,831        2,728           27,632        2,185
Effect of currency translation
  adjustments                        1,549       (2,728)             236       (2,185)

Cash position,
  beginning of period                9,488
                              ------------  -----------    -------------  -----------
Cash position, end of period        27,868                        27,868
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

The accompanying notes are an integral part of the consolidated financial statements.


NOTE 1.

Basis of Presentation

In the opinion of management the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.' ("IPG" or the "Company") financial position as at September 30, 2004 and 2003 and December 31, 2003 as well as its results of operations and its cash flows for the three and nine months ended September 30, 2004 and 2003.

These unaudited interim consolidated financial statements and notes should be read in conjunction with IPG's annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements, except as described in Note 2.

NOTE 2.

Change In Accounting Policy

Employee Future Benefits

In March 2004, the Canadian Institute of Chartered Accountants ("CICA") amended CICA Handbook Section 3461, Employee Future Benefits. Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for fiscal years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. The Company adopted the new interim disclosure requirements of Section 3461 and provided additional interim period disclosures of the defined benefit pension plans and other employee future benefit plans in Note 5.


NOTE 3.

Earnings per Share

The following table provides a reconciliation between basic and diluted earnings (loss) per share:

In thousands of US dollars
(Except per share amounts)

                                 Three Months         Nine Months
Period ended September 30,      2004      2003      2004      2003
___________________________   ________________     ________________
                                   $         $          $         $
Net earnings (loss)
  applicable to common
  shares                     (14,255)    6,199     (6,313)   13,003

Weighted average
  number of common shares
  outstanding (000's)         41,285    35,302     41,157    34,319

Effect of dilutive
  stock options and
  warrants (a) (000's)             0        96          0        90
___________________________   ________________     ________________

Weighted average number of
  diluted common shares
  outstanding (000's)         41,285    35,398     41,157    34,409
                              ______    ______     ______    ______
                              ______    ______     ______    ______

Basic earnings per share       (0.35)     0.18      (0.15)     0.38

Diluted earnings per share     (0.35)     0.18      (0.15)     0.38



(a) Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options and warrants.

NOTE 4.
Accounting for Compensation Programs

As at September 30, 2004 the Company had a stock-based compensation plan, which is described in the 2003 Annual Report. Under the transitional provisions prescribed by the CICA, the Company is prospectively applying the recognition provisions to stock options issued in 2003 and thereafter. The transitional provisions of the CICA are similar to those of the US Financial Accounting Standards Board ("FASB"). To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting periods. For stock options granted during the year ended December 31, 2002, the Company is required to make pro forma disclosures of net earnings and basic and diluted earnings per share as if the fair value based method of accounting had been applied.


Accordingly, the Company's net earnings (loss) and basic and diluted earnings (loss) per share for the periods ended September
30, 2004 and 2003 would have decreased or increased to the pro forma amounts indicated in the following table:

In thousands of US dollars
(Except per share amounts)

                                             Three months          Nine months
Periods ended September 30,                2004        2003       2004      2003
________________________________________  _________________    ________________
                                                $        $           $         $
Net earnings (loss) - as reported         (14,255)   6,199      (6,313)   13,003
Add:  Stock-based employee
  compensation expense included in
  reported net earnings (loss)                270        -         691         -

Deduct: Total stock-based employee
  compensation expense determined
  under fair value based method             (457)     (225)     (1,254)     (621)
                                          _________________      _______________
Pro Forma net earnings (loss)            (14,442)    5,974      (6,876)   12,382
                                          _________________      _______________
                                          _________________      _______________

Earnings (loss) per share:
  Basic - as reported                       (0.35)    0.18       (0.15)     0.38
  Based - pro forma                         (0.35)    0.17       (0.17)     0.36
  Diluted - as reported                     (0.35)    0.18       (0.15)     0.38
  Diluted - pro forma                       (0.35)    0.17       (0.17)     0.36



NOTE 5.

Pension and Post-Retirement Benefit Plans

In thousands of U.S. dollars

                                            Three months          Nine months
Periods ended September 30,                2004        2003     2004      2003
________________________________________  _________________    ________________
                                                $        $           $         $

Net periodic benefit cost for defined
  benefit pension plans                       419      349       1,321       841
                                          ________________     _________________
                                          ________________     _________________


NOTE 6.

Financial Expenses
In thousands of U.S. dollars

                                            Three months          Nine months
Periods ended September 30,                2004        2003     2004      2003
________________________________________  _________________    ________________
                                                $        $          $         $
Interest on long-term debt                  5,645    6,371     17,466    20,406
Interest on credit facilities                 122      878      1,193     1,643
Other                                         331      310      1,742     1,335
Interest capitalized to property,
  plant and equipment                        (150)    (150)      (450)     (450)
                                          _________________    ________________
                                            5,948    7,409     19,951    22,934
                                          _________________    ________________
                                          _________________    ________________


NOTE 7.

Capital Stock

In May 2004, the Company issued 225,160 common shares to the USA
Employees Stock Ownership and Retirement Savings Plan at a value of
$1,727,000.

During the three months ended March 31, 2004, 115,125 common shares at a value of $970,000 were issued to employees who exercised stock options.

In September 2003, the Company issued 5,750,000 common shares for cash consideration of CAN$57,500,000 - (U.S.$ 42,512,000). The net proceeds after tax benefits were approximately $41,300,000.

In August 2003, the Company issued 238,535 common shares to the USA Employees Stock Ownership and Retirement Savings Plan at a value of U.S.$1,694,000.

In June 2003, the Company issued 1,030,767 common shares to acquire the remaining 50% common equity interest in Fibope Portuguesa Filmes Biorientados S.A., a manufacturer and distributor of film products in Portugal.

The Company's shares outstanding as at September 30, 2004, December 31, 2003 and September 30, 2003 were 41,285,161, 40,944,876 and
40,840,376 respectively.

Weighted average number of common shares outstanding:


Periods ended                           Three Months                 Nine Months
September 30,                        2004         2003             2004         2003
________________________        _______________________       _______________________
CDN GAAP - Basic                41,285,161   35,302,174       41,156,911   34,318,592
CDN GAAP - Diluted              41,285,161   35,397,800       41,156,911   34,409,403
U.S. GAAP - Basic               41,285,161   35,302,174       41,156,911   34,318,592
U.S. GAAP - Diluted             41,285,161   35,397,800       41,156,911   34,409,403



The Company did not declare or pay dividends during the nine months ended September 30, 2004 or the nine months ended September 30, 2003.

NOTE 8.

Business Acquisition

In February 2004, the Company purchased for a cash consideration of $5.5 million plus contingent consideration (dependent on business retention), assets relating to the masking and duct tape operations of tesa tape, inc. ("tesa tape"). At the same time, the Company finalized its three-year agreement to supply duct tape and masking tape to tesa tape.

The purchase was accounted for as a business combination and, accordingly, the purchase method of accounting was used. The purchase price was allocated to the assets purchased based on their estimated fair values as at the date of acquisition and includes $4.0 million of goodwill. Any contingent consideration paid will be recorded as an increase in goodwill.

NOTE 9.

Refinancing

On July 28, 2004 the Company completed the offering of $125.0 million of senior subordinated notes due 2014. On August 4, 2004 the Company established a new $275.0 million senior secured credit facility, consisting of a $200.0 million term loan and a $75.0 million revolving credit facility ($71.8 million available at September 30, 2004 due to outstanding letters of credit of $3.2 million). The proceeds from the refinancing were used to repay the existing bank credit facility, redeem all three series of existing senior secured notes, pay related make-whole premiums, accrued interest and transaction fees and provide cash for general working capital purposes.

The $125.0 million senior subordinated notes bear interest at an annual interest rate of 8.50% payable semi-annually on February 1 and August 1. All principal is due on August 1, 2014.

The term loan bears interest at a floating rate tied to either an alternate base rate (plus 1.25%) or LIBOR (plus 2.25%). The revolving credit facility is a five year commitment at floating rates tied to either an alternate base rate (plus 1.75%), Canadian prime rate (plus 1.75%) or LIBOR (plus 2.75%). The revolving credit facility interest rate spreads are determined by a pricing grid based on the achievement of certain leverage ratios. The Company will also pay an annual 0.50% commitment fee on the unused portion of the revolving credit facility.

The term loan includes scheduled quarterly repayments of $500,000 commencing December 31, 2004 though June 30, 2010. Beginning September 30, 2010 the Company has four final quarterly principal repayments of $47.125 million each. The loan agreement also requires an annual excess cash flow calculation that can result in accelerated principal repayments from excess cash flow as defined in the agreement.

The senior secured credit facility is guaranteed by, and secured by a first lien on the assets of the Company, including substantially all of its subsidiaries.

Both the senior subordinated notes and the senior secured credit facility require the Company to meet certain financial covenants on an ongoing basis, including a maximum leverage ratio and minimum interest and fixed charges coverage ratios.

As a result of the refinancing, the Company recorded a one-time pretax charge of approximately $30.4 million in the third quarter of 2004. The principal elements of the one-time charge are a make-whole premium of approximately $21.9 million and the write-off of deferred financing costs of approximately $8.5 million attributable to the debt that was refinanced.

NOTE 10.

Subsequent Event

On October 5, 2004, the Company announced that it will close its Cumming, Georgia facility by January 2005. The closure will result in a one-time charge in the fourth quarter of 2004 of approximately $2.9 million, of which approximately $0.7 million is non-cash.

Information Request Form

I would like to o receive or o continue receiving financial information on Intertape Polymer Group.

           Name:  ____________________________________________________
          Title:  ____________________________________________________
           Firm:  ____________________________________________________
        Address:  ____________________________________________________
 Province/State:  ____________________________________________________
Postal Code/Zip:  ____________________________________________________
      Telephone:  ____________________________________________________
            Fax:  ____________________________________________________
         E-mail:  ____________________________________________________
Please send me now on a regular basis. (Please indicate number of copies requested)

o Annual Reports                     Quantity:________________________
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Please indicate your occupation:

o Invesment Dealer          o Analyst
o Institution/Corporation   o Journalist
o Institutional Broker      o Retail Broker
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Please Fax a copy of this page to:
The Secretary
Intertape Polymer Group Inc.
Fax: 941-727-3798

110E Montee de Liesse
Montreal Quebec
Canada, H4T 1N4
Investor Relations
Toll Free: 866-202-4713
www.intertapepolymer.com
itp$info@intertapeipg.com

  Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, Melbourne F. Yull, Chairman of the Board and Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., (the "issuer") for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 29, 2004


/s/Melbourne F. Yull
Melbourne F. Yull
Chairman of the Board and Chief Executive Officer

  Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Andrew M. Archibald, Chief Financial Officer, Secretary and Vice President Administration of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., (the "issuer") for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: October 29, 2004



/s/Andrew M. Archibald
Andrew M. Archibald
Chief Financial Officer,
Secretary and Vice President Administration